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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                  ------------------------------------------

                                 SCHEDULE 13D
                              (Amendment No. 5)

                  Under the Securities Exchange Act of 1934

                                  MESA Inc.
                               (Name of issuer)

                         Common Stock, $.01 Par Value
                        (Title of class of securities)

                                  590911103
                                (CUSIP number)

         Dennis R. Washington                               Marvin Davis
         c/o  Washington Corporations                       Davis Companies
         101 International Way                              2121 Avenue of the Stars, Suite 2800
         Missoula, Montana  59802                           Los Angeles, California  90067
         (406) 523-1300                                     (310) 551-1470

         David H. Batchelder                                Dorn Parkinson
         Batchelder & Partners, Inc.                        c/o Washington Corporations
         4330 La Jolla Village Drive, Suite 200             101 International Way
         San Diego, California 92122                        Missoula, Montana  59807
         (619) 456-6655                                     (406) 523-1300

              -------------------------------------------------
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                                   COPY TO:

         Scott R. Haber                                     Kendall R. Bishop
         Latham & Watkins                                   O'Melveny & Myers
         505 Montgomery Street, Suite 1900                  1999 Avenue of the Stars, 7th Floor
         San Francisco, California 94111                    Los Angeles, California  90067
         (415) 391-0600                                     (310) 553-6700

                              September 20, 1995
           -------------------------------------------------------
           (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement:  [ ]





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                 This Amendment No. 5 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed June 29, 1995, as amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share, of MESA Inc., a Texas corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.  Purpose of Transaction

                 Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

                 On September 20, 1995, the Reporting Persons and certain parties related to the Reporting Persons (the "WDB" Parties"), on the one hand, and the Company, Boone Pickens and certain of the Company's present and former directors, on the other (collectively, the "Mesa Parties"), entered into an Agreement of Compromise and Settlement (the "Agreement").

                 In light of the Mesa Board's confirmation of its previously announced commitment to explore all alternatives to maximize the value of Mesa for all shareholders, including the possible sale or merger of Mesa, the Reporting Persons have agreed not to seek to call the special meeting of shareholders previously described in the Schedule 13D. The Company and Messrs. Washington, Davis and Batchelder issued a joint press release announcing the Agreement. A copy of the form of the joint press release is filed herewith as Exhibit C to the Agreement and is incorporated by reference herein.

                 Certain plans or proposals of the Reporting Persons with respect to the Company's securities are amended by the Agreement, a copy of which is filed herewith as Exhibit 2 and is incorporated by reference herein. Any plans or proposals which the Reporting Persons may have, including plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and any actions that the Reporting Persons may take with respect to the foregoing, will be subject to the terms of the Agreement.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:

                 As described in Item 4 above, the WDB Parties (including the Reporting Persons) and the Mesa Parties entered into the Agreement. The Agreement, a copy of which





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is filed herewith as Exhibit 2, and the information contained in Item 4 above are incorporated by reference herein.


Item 7.          Material to be Filed as Exhibits.

Exhibit 1        Joint Filing Agreement (incorporated by reference to the
                 Schedule 13D filed June 29, 1995)

Exhibit 2        Agreement of Compromise and Settlement dated September 20,
                 1995





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                                   SIGNATURE

                 After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 1995

                                                /s/ Dennis R. Washington
                                             ---------------------------
                                             Dennis R. Washington


                                                /s/ David H. Batchelder
                                             ---------------------------
                                             David H. Batchelder


                                                /s/ Dorn Parkinson
                                             --------------------------
                                             Dorn Parkinson

                                             Davis Acquisition, L.P.

                                             By:  Davis Companies
                                             Its: General Partner

                                             By:    /s/ Marvin Davis
                                                 -------------------------
                                             Name:  Marvin Davis
                                             Its:   President


                                             Davis Companies

                                             By:    /s/ Marvin Davis
                                                 -------------------------
                                             Name:  Marvin Davis
                                             Its:   President


                                             Marvin and Barbara Davis
                                             Revocable Trust

                                             By:    /s/ Marvin Davis
                                                 -------------------------
                                             Name:  Marvin Davis
                                             Its:   Trustee

                                                /s/ Marvin Davis
                                             ----------------------------
                                             Marvin Davis





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                                 EXHIBIT INDEX





Exhibit 1            Joint Filing Agreement (incorporated by reference to the
                     Schedule 13D filed June 29, 1995)

Exhibit 2            Agreement of Compromise and Settlement dated September 20,
                     1995





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